[Letterhead of PSB Holdings, Inc.]






May 29, 2009

Via EDGAR
---------

John P. Nolan, CPA
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re:      PSB Holdings, Inc.
                           Form 10-K for the Fiscal Year Ended June 30, 2008 Form 10-Q for the Quarter Ended September 30, 2008 Form 10-Q for the Quarter Ended December 31, 2008 File No. 000-50-970
                           ----------------------------------------------------

Dear Mr. Nolan:

     I am responding to the letter from the Securities and Exchange Commission (the "SEC") addressed to PSB Holdings, Inc. (the "Company") dated May 14, 2009 relating to the above-referenced annual report. The Company's responses are named and numbered to correspond with the names and numbers of the comments contained in the letter from the SEC. For your convenience, we have included a copy of the text of your comment above each of the responses.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------

Balance Sheet, page 42
----------------------

          1. We note that you classify your investment in FHLB stock as equity securities available for sale which is carried at cost. We note that paragraph 12.26 of the AICPA Audit Guide for Depository Lending Institutions states that investments in FHLB stock generally should not be shown with securities accounted for under SFAS 115. Please tell us why you believe your classification of FHLB stock is appropriate considering the above guidance or revise future filing to present your investment in FHLB stock outside of securities available for sale. Please provide any supporting accounting guidance for your position.

John P. Nolan, CPA
May 29, 2009
Page 2


               The Company will revise its future filings to separate FHLB stock, as requested by the comment.

Investment Activities, pg. 16
-----------------------------

          2. We note your portfolio consists of $7.9 million of Federal Home Loan Bank (FHLB) of Boston stock. Given the fact that FHLB Boston has not paid dividends since the third quarter in 2008 and had a net loss in 2008, please revise your future filings beginning with your next Form 10-Q to disclose the results of your impairment analysis of your investment in FHLB Boston stock. In addition, how you considered the positive and negative factors in making this conclusion.

               The Company will revise its future filings as requested by the comment.

          3. We note you held auction rate preferred stock totaling $19.0 million at June 30, 2008. Please tell us and in future filings more specifically describe the terms and provisions of the auction rate preferred stock. Please disclose and provide to us maturity dates of the long-term instruments, dividend rates, dividend payment provisions, the nature of any collateral and any other guarantees. Clarify whether you are receiving default dividend rates, disclose the rates, and disclose whether dividends are being collected on a current basis. In addition, please tell us and include in future filings if any of the auctions failed during the fiscal year and explain how any changes to these facts and circumstances impacted your accounting from June 30, 2008 to the current date. We may have additional questions upon receipt and review of your response.

               A table providing the requested information is attached as Appendix A to this letter.

               As noted in the attachment, all auctions that have been held during the year have failed. However, the only auction rate preferred investments that the Company has written down have been the Federal Home Loan Mortgage Corporation ("Freddie Mac") securities. During the quarter ended September 30, 2008, the U.S. Treasury announced a plan to place the Federal National Mortgage Association ("Fannie Mae") and Freddie Mac under conservatorship under the authority of Federal Housing Finance Agency. The Company owns $4.0 million of Freddie Mac auction rate preferred securities. The Company has recorded an other-than-temporary impairment charge of $3.95 million and the current carrying value is $46,000. Except for the Freddie Mac Auction Rate Preferred securities, which are not currently paying dividends, the Company

John P. Nolan, CPA
May 29, 2009
Page 3

               receives  a  default  rate  at  each  reset  date.  All of  these
               securities   are   classified  as   available-for-sale   and  any
               unrealized loss is included in Other Comprehensive Income.

Note 2 - Investment Securities, pg. 57
--------------------------------------

          4.   We  note  there  were  unrealized  losses  as of June  30,  2008,
               September 30, 2008, and December 31, 2008 related to your corporate-bonds and other obligations and mortgage-backed securities. Based on the disclosure on page 55, it would appear that these securities fair values were below the amortized cost. We note you determined the unrealized losses as of June 30, 2008 were temporary and a result of interest rate conditions. Please revise future filings to disclose the following:

               a) Your ability and intent to hold these securities for the time necessary to collect the expected cash flows along with the factors you considered in this conclusion; and

               b) Please consider disclosing a table in your Form 10-Q summarizing the estimated fair value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as included in the Form 10-K on page 57.

               The Company will revise its future filings as requested by the comment.

Form 10-Q for the quarters ended December 31, 2008
--------------------------------------------------

Note 11 - Fair Value of Assets and Liabilities, pg. 15
------------------------------------------------------

          5. We note you include the fair value measurements and level within the fair value hierarchy at the reporting date for assets measured at fair value on a recurring basis in Note 11 at September 30, 2008 and December 31, 2008. In future filings, please present each major category of securities available for sale separately, like U.S. government and agency obligations and mortgage-backed securities, in the table included on page 15.

               The Company will revise its future filings as requested by the comment.

          6. You state that your Level 2 valuations for assets and liabilities were obtained from third party pricing services. Please revise future filings to explain the extent to which, and how, the

John P. Nolan, CPA
May 29, 2009
Page 4

               information is obtained from pricing services/independent dealers and used in developing the fair value measurements in the consolidated financial statement. In addition, please revise your disclosures to address the following:

               a) Disclose whether the valuation models used have changed from prior periods and to the extent possible, disclose the quantitative effect of such changes;

               b) Quantify the effect on operations and financial position of reasonably likely changes in the assumptions used, if material, and;

               c) The specific procedures management uses to validate the pricing received from third parties.

               The Company will revise its future filings as requested by the comment.

          7. With respect to Level 3 securities, we note you list methodologies you considered in reaching conclusions about fair value like option pricing models and discounted cash flow models on page 14. In future filings please disclose more specific detail about which models, methods and significant assumptions were used in the valuations. If you relied on more than one source of information or applied more than one technique, clarify how you evaluated and weighted the information considered and the techniques applied. Additionally, please consider disclosing how you have reflected instruments in your Level 3 rollforward (i.e. beginning of the period or the end of the period) in future filings.

               The Company will revise its future filings as requested by the comment.

          8. We note you have impaired loans at September 30, 2008 and December 31, 2008 of $2,426,000 and $1,561,000. We note on page
               59 of the  Form  10-K at June 30,  2008  there  were no  impaired loans. Please provide us with a rollforward of your impaired loans from June 30, 2008 to December 31, 2008, explain why you apparently have had highly variable impaired loans in a relatively short timeframe and reconcile any discrepancies that may have existed in prior filings.

               The Company notes that, while the dollar change in impaired loans between balance sheet dates may seem material, such changes have resulted from a very small number of loan relationships, the majority of which are commercial real estate loans. Because these

John P. Nolan, CPA
May 29, 2009
Page 5

               loans tend to have a larger balance compared to one- to four-family residential real estate loans, an increase of only a few impaired loans can significantly affect the total dollar amount of impaired loans.

               The Company's balance of impaired loans as of September 30, 2008 consisted of only two commercial real estate relationships (with balances of $1,895,000 and $531,000).

               The Company's balance of loans as of December 31, 2008 consisted of only two loans (one residential mortgage loan for $83,000 and one commercial and industrial loan for $60,000) and one loan relationship totaling $1,418,000 (consisting of primarily commercial real estate loans). We would like to acknowledge that the four loan relationships described in the December 31, 2008 Form 10-Q have now been found to be three. One company was mistakenly listed as a separate loan relationship when it should have been included in one of the other relationships. This error had no effect on the dollar amount of the reported loans. We will revise this disclosure in future SEC filings.

Critical Accounting Policies - Other-than-Temporary Impairment of Securities, page 20
----------------------------------------------------------------------------

          9. We note you disclose that management determined that $6 million of investments were other-than-temporarily impaired as of September 30, 2008. You wrote down $5.5 million as of the quarter ended September 30, 2008 and an additional $304,000 in the quarter ended December 31, 2008, respectively. Please tell us why you did not write-down the entire $6.0 million in the quarter ended September 30, 2008 if the entire balance was impaired. Please explain all the relevant facts and circumstances which supported your prior and current accounting in this area.

               The Company recorded write-downs on two securities that were deemed to be other-than-temporarily impaired ("OTTI") as of September 30, 2008. The amortized cost basis and the fair value of these OTTI securities as of September 30, 2008 were $6.0 million and $0.5 million, respectively. As required by paragraph 16 of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," and SEC Staff Accounting Bulletin ("SAB") 59, the Company wrote down these OTTI securities by $5.5 million to fair value as of the September 30, 2008 balance sheet date. Subsequent to September 30, 2008, during the quarter ended December 31, 2008, the fair value of these securities decreased by an additional $304,000. The Company updated its impairment analysis of these securities and deemed

John P. Nolan, CPA
May 29, 2009
Page 6

               the additional decline in fair value to be other-than-temporary. Based on this determination, the Company recorded a write-down in the quarter ended December 31, 2008 in the amount of $304,000.


                                     * * * *

     The Company acknowledges that:

     (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

     (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                            Sincerely,

                                            /s/ Robert J. Halloran, Jr.

                                            Robert J. Halloran, Jr.
                                            President and Treasurer


cc:      Thomas Borner, Chairman and Chief Executive Officer
         Ned Quint, Esq.

                                                              Appendix A
                                                                                                        Purchase            Roll
Issuer                                            Cusip           Par Amount         Book Value           Date           Frequency
----------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs Auc PA 2006-8                     05069M207         $ 3,000,000       $ 3,000,000         12-12-07         Quarterly

Pitney Bowes Inl - Pvt A                        724481502         $ 5,000,000       $ 5,000,000         11-06-06          3 Years

Merrill Lynch Auc Pass Thru 07-3A               05070C206         $ 5,000,000       $ 5,000,000         09-05-07         Quarterly

Bank of America Pass Thru 07-5                  050695204         $ 2,000,000       $ 2,000,000         11-20-07         Quarterly

FHLMC Auc Pass Thru Series 2007-6A              050698109         $ 2,000,000       $    23,000         01-03-08         Quarterly

FHLMC Auc Pass Thru Series 2007-8A              05070M105         $ 2,000,000       $    23,000         11-09-07         Quarterly

                                                Receiving          Current            Dividends          Failed
Issuer                                        Default rates          Rate             Current?          Auctions
-----------------------------------------------------------------------------------------------------------------
Goldman Sachs Auc PA 2006-8                        Yes               4.713%             Yes               Yes


Ownership interest in:                        Floating Rate Non-Cumulative Preferred Stock, Series A, C and D
Minimum Rate:                                 The rate per annum equal to 65% of the "AA" Non-Financial Composite Commercial
                                              Paper Rate on such date.

Pitney Bowes Inl - Pvt A                            No               4.872%             Yes               No               (1)

Ownership interest in:                        Variable Term Voting Preferred Stock
(1) First roll is not until 10-30-09.

Merrill Lynch Auc Pass Thru 07-3A                  Yes               4.799%             Yes               Yes

Ownership interest in:                        Floating Rate Non-Cumulative Preferred Stock, Series 5

Bank of America Pass Thru 07-5                     Yes               4.850%             Yes               Yes

Ownership interest in:                        Floating Rate Non-Cumulative Preferred Stock, Series E
Minimum Rate:                                 The rate per annum equal to 65% of the Three-month LIBOR rate on such date.

FHLMC Auc Pass Thru Series 2007-6A                  No               None                No               Yes

FHLMC Auc Pass Thru Series 2007-8A                  No               None                No               Yes
